UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

CONE MIDSTREAM PARTNERS LP

(Name of Issuer)

Common Units representing

Limited Partnership Interests

(Title of Class of Securities)

206812109

(CUSIP Number)

Kenneth M. Fisher

Noble Energy, Inc.

1001 Noble Energy Way

Houston, Texas 77070

(281) 872.3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 206812109	Page 2 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Noble Energy, Inc. 73-0785597
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,519,061 Common Units
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,519,061 Common Units
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,519,061 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3%[1]
14	TYPE OF REPORTING PERSON CO - corporation

1.	The percentages relating to common shares reported herein are based on 29,163,121 common units outstanding as of the date hereof, as reported in the Prospectus filed with the Securities and Exchange Commission by the Issuer on September 25, 2014 (the “Prospectus”).

SCHEDULE 13D

CUSIP No. 206812109	Page 3 of 6

This Schedule 13D relates to the common units representing limited partnership interests (the “Common Units”) of CONE Midstream Partners LP, a Delaware limited partnership (the “Issuer”), which has its principal executive office at 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Noble Energy, Inc., a Delaware corporation (“Noble Energy” or the “Reporting Person”).

Certain information required by this Item 2 concerning the executive officers, directors and managers of the Reporting Person is set forth on Exhibit 99.1, attached hereto, which is incorporated herein by reference.

(b) The business address of the Reporting Person is 1001 Noble Energy Way, Houston, Texas 77070.

(c) The Reporting Person is engaged in the energy business.

(d)-(e) The Reporting Person has not and, to the best of its knowledge, its executive officers and directors listed on Exhibit 99.1 hereto have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

In 2011, the Reporting Person and CONSOL Energy Inc. (“CONSOL” and, together with the Reporting Person, the “Sponsors”) formed CONE Gathering LLC (“CONE”) to develop, own and operate natural gas and condensate midstream assets to service the Sponsors’ joint natural gas and condensate production in the Marcellus Shale. Each Sponsor owns a 50% interest in CONE. In 2014, CONE formed the Issuer.

On September 30, 2014, the Issuer completed an initial public offering of 20,125,000 Common Units (the “IPO”). In connection with the completion of the IPO, the Sponsors, CONE, CONE Midstream GP LLC (the “GP”) and the Issuer entered into a contribution, conveyance and assumption agreement, dated September 30, 2014 (the “Contribution Agreement”), pursuant to which (a) the Sponsors (through CONE) contributed to the Issuer controlling interests in certain natural gas gathering pipelines and compression and dehydration facilities, as well as condensate gathering, collection, separation and stabilization facilities, and (b) CONE received in exchange 9,038,121 Common Units and 29,163,121 subordinated units representing limited partner interests in the Issuer (the “Subordinated Units” and, together with the Common Units, the “LP Units”). Each Subordinated Unit will convert into one Common Unit at the end of the subordination period, as described in the Prospectus.

Upon the completion of the foregoing actions, and pursuant to the Contribution Agreement, CONE distributed to each of the Sponsors one-half of the LP Units previously received from the Issuer. As a result, Noble Energy owns 4,519,061 Common Units and 14,581,560 Subordinated Units. While CONE no longer holds any LP Units, it continues to own (i) the GP which in turn owns the 2% general partner interest in the Issuer, and (ii) incentive distribution rights in the Issuer.

Item 4. Purpose of the Transaction.

The Reporting Person acquired the LP Units solely for investment purposes.

The following describes any other plans or proposals that the Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The Reporting Person has no present plans or proposals to sell the Issuer’s securities and/or to buy additional such securities. In determining from time to time whether to sell the Issuer’s securities reported as beneficially owned in this Schedule 13D (and in what amounts), whether to retain such securities, or whether to buy additional securities of the Issuer (in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise), the Reporting Person will take into consideration such factors as it deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, stock market conditions, regulatory matters, and other opportunities available to the Reporting Person.

SCHEDULE 13D

CUSIP No. 206812109	Page 4 of 6

(b)-(j) None.

The Reporting Person may change its plans or proposals in the future.

Item 5. Interests in Securities of the Issuer.

(a) Noble Energy is the record and beneficial owner of 4,519,061 Common Units, which represents approximately 17.3% of the outstanding Common Units and 14,581,560 Subordinated Units, which represents 50% of the outstanding Subordinated Units. As a result, Noble Energy is the record and beneficial owner of 19,100,621 LP Units, which represents approximately 32.8% of the outstanding Common Units and Subordinated Units taken as a whole.

The filing of this Schedule 13D shall not be construed as an admission by the Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, it is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.

Except as indicated in Item 4, this Item 5 or as set forth in Exhibit 99.1, neither the Reporting Person nor, to the best of its knowledge, any of the persons named in Exhibit 99.1 to this Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any Common Units.

(b) Noble Energy has the sole power to vote or dispose of, or direct the voting or disposition of, 4,519,061 Common Units, which represents approximately 17.3% of the outstanding Common Units and 14,581,560 Subordinated Units, which represents 50% of the outstanding Subordinated Units.

(c) Except as otherwise described herein, the Reporting Person has not entered into any transactions in the Issuer’s securities effected within the 60 days preceding this filing.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units being reported on this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer

On September 24, 2014, CONE, the GP and the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Wells Fargo Securities, LLC as representative (the “Representative”) of certain underwriters (the “Underwriters”), pursuant to which the Issuer agreed to sell, and the Underwriters agreed to purchase, 17,500,000 Common Units for $22.00 per share. In addition, as noted above, the Underwriters have an overallotment option to purchase up to an additional 2,625,000 Common Units. The overallotment option was exercised in full prior to the closing of the IPO, resulting in the issuance of 20,125,000 Common Units being issued in the IPO. The Underwriting Agreement contains customary representations, warranties and covenants by the parties thereto. The Underwriting Agreement is Exhibit 99.2 hereto.

In addition, under a lock-up agreement contemplated by the Underwriting Agreement, Noble Energy and certain of its officers agreed with the Underwriters, for a period commencing on the date of the Underwriting Agreement and ending on the 180th day after the date of the Underwriting Agreement, not to, directly or indirectly: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any Common Units or any securities convertible into or exercisable or exchangeable for Common Units, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or (2) enter into any swap or other agreement, arrangement or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequence of ownership of any Common Units or any securities convertible into or exercisable or exchangeable for any Common Units, whether any transaction described in clause (1) or (2) above is to be settled by delivery of Common Units, other equity securities, in cash or otherwise, or publicly announce any intention to do any of the foregoing. The lock-up is subject to certain customary exceptions. The form of lock-up agreement is Exhibit 99.3 hereto.

SCHEDULE 13D

CUSIP No. 206812109	Page 5 of 6

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Additional Information Regarding Reporting Person

Exhibit 99.2	Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on September 29, 2014)

Exhibit 99.3	Form of Lock-Up Agreement (incorporated by reference to Exhibit D-1to the Underwriting Agreement)

SCHEDULE 13D

CUSIP No. 206812109	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

October 10, 2014

NOBLE ENERGY, INC.

By:	/s/ Kenneth M. Fisher
Kenneth M. Fisher

Title:	Executive Vice President, Chief
Financial Officer